RICE, VOELKER, L.L.C.

Audit of Financial Statements

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE, VOELKER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. COLUMBIA ST.
(No. and Street)

COVINGTON	LA	70433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUBERT DAIGLE - 985-898-3957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK SUITE 300	COVINGTON	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HUBERT DAIGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE, VOELKER LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hubert Daigle
Signature

COMPLIANCE OFFICER
Title

Margaret S. Summersgill
Notary # 36749
Notary Public
State of Louisiana
My Commission is for Life

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2019, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Rice, Voelker, LLC's financial statements. The Supplemental Information is the responsibility of Rice, Voelker, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 27, 2020

RICE, VOELKER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets	
Cash and Cash Equivalents	$ 1,143,925
Certificates of Deposit	900,000
Compensating Balance Held at Clearing Organization	150,000
Receivable from Clearing Broker	109,607
Advances to Employees and Members	338
Furniture and Equipment at Cost, Less Accumulated Depreciation and Amortization of $291,268	41,018
Other Assets	27,126
Total Assets	$ 2,372,014
Liabilities and Members' Equity	
Liabilities	
Accrued Expenses	$ 567,209
Due to Members	3,260
Deferred Revenue	25,000
Commitments and Contingencies	-
Total Liabilities	595,469
Members' Equity	1,776,545
Total Liabilities and Members' Equity	$ 2,372,014

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

Revenues	
Commission Income	$ 2,105,620
Fee Income	3,877,860
Interest Income	23,760
Total Revenues	6,007,240
Expenses	
Employee Compensation and Benefits	4,209,843
Brokerage Commissions and Clearance Fees	241,283
Communications	153,275
Other Operating and General and Administrative Expenses	573,676
Total Expenses	5,178,077
Net Income	$ 829,163

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2019

Balance - December 31, 2018	$ 1,596,882
Net Income for the Year 2019	829,163
Distributions to Members	(649,500)
Balance - December 31, 2019	$ 1,776,545

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2019

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Income	$ 829,163
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities	
Depreciation	12,630
Changes in Operating Assets and Liabilities:	
Decrease in Receivable from Clearing Broker	59,959
Decrease in Advances to Employees and Members	3,688
Increase in Other Assets	(986)
Increase in Accrued Expenses	87,170
Increase in Deferred Revenue	25,000
Net Cash Provided by Operating Activities	1,016,624
Cash Flows from Investing Activities	
Purchase of Certificates of Deposit	(900,000)
Net Cash Used in Investing Activities	(900,000)
Cash Flows from Financing Activities	
Distributions to Members	(649,500)
Net Cash Used in Financing Activities	(649,500)
Net Decrease in Cash, Cash Equivalents, and Restricted Cash	(532,876)
Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	1,826,801
Cash, Cash Equivalents, and Restricted Cash - End of Year	$ 1,293,925
Cash, Cash Equivalents, and Restricted Cash by Category Within the Statement of Financial Condition:	
Cash and Cash Equivalents	$ 1,143,925
Compensating Balance Held at Clearing Organization	150,000
Total Cash, Cash Equivalents, and Restricted Cash	$ 1,293,925

Note 1. Summary of Significant Accounting Policies

Business of the Company
Rice, Voelker, L.L.C. (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets which range from five to seven years. Depreciation charged to operations amounted to $12,630 for the year ended December 31, 2019.

Major components of furniture and equipment at December 31, 2019 are as follows:

Equipment	$ 225,235
Furniture	107,051
	332,286
Accumulated Depreciation	(291,268)
Total	$ 41,018

Income Taxes
The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Certificates of Deposit
Certificates of deposit with maturities of one year or less are carried at cost. At December 31, 2019, the Company maintained certificates of deposit in the amount of $900,000.

Note 1. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from two customers in 2019. The revenue derived from these customers was 32% of total revenue for the year ended December 31, 2019. Accounts receivable from these customers was zero for the year ended December 31, 2019

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The following provides detailed information on the recognition of the Company's revenue from contacts with customers:

- Trading commission revenue: all customer securities transactions and related income are reported in the statement of operations on a trade date basis as it is when the performance obligation is met.
- Advisory fees: advisory fees are generally recognized over the period that the related service is provided to customers. These services are provided monthly throughout the term of the contract and include: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Payments for these services are received monthly. Advisory related expenses are expensed as incurred. Advisory expenses are recognized within their respective expense category on the statements of operations and any expenses reimbursed by clients are recognized as fee income.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

This revenue guidance does not apply to other revenue sources such as research fees or interest revenue as these sources of revenue do not have contracts with customers.

Leases

The Company adopted a comprehensive new lease accounting standard effective January 1, 2019. The details of the significant changes to the accounting policies resulting from the adoption of the new standard are described under adopted accounting standards. The Company adopted the standard using the optional modified retrospective transition method; accordingly, information as of December 31, 2018 and for the year ended December 31, 2018 have not been adjusted and continue to be reported under the previous lease standard. Under the new lease standard, assets and liabilities that arise from all leases are required to be recognized on the balance sheet for lessees. Previously, only capital leases, which are now referred to as finance leases, were recorded on the balance sheet. The adoption of this standard did not result in the recognition of operating lease right-of-use assets and operating lease liabilities on the statement of condition as of January 1, 2019. The adoption of this standard did not materially impact the Company's operations for the year ended December 31, 2019.

Adopted Accounting Standards

Leases: Effective January 1, 2019, the Company adopted an accounting standard update issued by the Financial Accounting Standards Board (FASB) related to the accounting treatment for leases (ASC 842), which requires lessees to record assets and liabilities that arise for all leases on their balance sheet and expanded financial statement disclosures for both lessees and lessors. The Company adopted this standard using the optional modified retrospective transition method. As such, financial statements have not been restated and continue to be reported under the lease standard in effect during those periods.

The Company also elected other practical expedients provided by the new standard, including the package of practical expedients, the short-term lease recognition practical expedient in which leases with a term of 12 months or less are not recognized on the balance sheet, and the practical expedient to not separate lease and non-lease components for the majority of our leases. The adoption of this standard did not result in the recognition of operating lease right-of-use assets and operating lease liabilities on the statement of financial condition as of January 1, 2019.

The adoption of this standard did not materially impact the Company's statement of condition for the year ended December 31, 2019.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 to update the methodology used to measure current expected credit losses ("CECL"). This ASU applies to financial assets measured at amortized cost, including trade receivables as well as certain off-balance sheet credit exposures. This ASU replaces the current incurred loss impairment methodology with a methodology to reflect CECL and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The guidance must be adopted using a modified retrospective transition method through a cumulative-effect

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
adjustment to retained earnings in the period of adoption. This ASU will be effective beginning January 1, 2023. The Company does not expect this guidance to have a significant impact on the financial statements and related disclosures.

Note 2. Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker.

Note 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2019.

Note 4. Agreement with Clearing Organization

The Company utilizes Cowen Execution Services as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2019, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2019, the Company had net capital of $1,708,063, which was $1,608,063 in excess of its required net capital of $100,000.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2019 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 5. Commitments and Contingencies (Continued)

The Company leases office space under a lease expiring in 2020. Future minimum lease payments under this operating lease are as follows:

2020	$ 21,000
Total	$ 21,000

Rent expense for 2019, totaled $134,000 and is included in the statement of operations under other operating and general and administrative expenses.

Note 6. Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide research services. During 2019, fee income included $200,000, which the Company earned providing services to the related entity. As of December 31, 2019, no amount was owed to the Company for research services. The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $78,000 for the year ended December 31, 2019. The Company did not have an outstanding balance to the related party as of December 31, 2019.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,708,063 which was $1,608,063 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.35 to 1 at December 31, 2019.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2016, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2019, the Company had no uncertain tax positions.

Note 9. Employee Benefit Plan

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee and employer contributions. Contributions of $21,386 were made by the Company during 2019.

Note 10. Revenues from Contracts with Customers

The following table presents the Company's total revenues separated from revenues from contracts with customers and other sources of revenues for the year ended December 31, 2019:

Revenues from Contracts with Customers:	
Advisory Fee Income	$ 500,000
Commission Income	2,105,620
Total Revenues from Contracts with Customers:	2,605,620
Other Sources of Revenue:	
Research Fee Income	3,377,860
Interest Income	23,760
Total	$ 6,007,240

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contacts with customers:

Commission revenue: the Company clears all customers' securities transactions through a clearing broker and receives a commission for initiating such transactions for its customers. Commission revenue for conducting securities transactions is recognized at a point in time on trade date.

Note 10. Revenues from Contracts with Customers (Continued)

Advisory fees: advisory services primarily consist of: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Advisory fees are recognized at a point in time when these services are completed and on a monthly basis which is when the Company's customers receive and consume the benefits provided. Fees received prior to the completion of these services are deferred within Deferred Revenue in the Statement of Financial Condition. No portion of the advisory fees the Company receives are considered variable nor are they contingent upon a future event or transaction. Payment for advisory services is due on a monthly basis and over the course of the engagement and recognized on a monthly basis.

Expenses associated with advisory fees are expensed as incurred. Any expenses reimbursed by the Company's clients are recognized as fee income.

Information on revenue recognized from past performance: the Company does not disclose information about contracts that have an original expected duration of one year or less.

Contract balance: the timing of the revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company's contract receivable related to revenues from contracts with customers is $0 at December 31, 2019. Contract receivables were $0 at the beginning of the year.

The Company's deferred revenue primarily relates to fees received for advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2019 was $25,000, which is recorded as deferred revenue in the Statement of Financial Condition. During the year ended December 31, 2019, the Company did not recognize revenue that was recorded as deferred revenue at the beginning of the year as this balance was zero.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the

Note 11. Evaluation of Subsequent Events (Continued)

disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 27, 2020 the date these financial statements were available to be issued. The Company made a distribution to its members on January 22, 2020 for $200,000. The distribution did not violate the Company's net capital compliance requirements. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

RICE, VOELKER, L.L.C.
Supplementary Information
December 31, 2019

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total Members' Equity	$	1,776,545
Deductions and/or Charges		
Fixed Assets		(41,018)
Due from Employees		(338)
Other Assets		(27,126)
Net Capital Before Haircuts on Securities Positions		1,708,063
Haircuts on Securities		-
Net Capital	$	1,708,063
Aggregate Indebtedness	$	595,469
Computation of Basic Net Capital Requirement		
Net Capital Required	$	100,000
Excess of Net Capital	$	1,608,063
Net Capital Less 120% of Requirement	$	1,588,063
Ratio: Aggregate Indebtedness to Net Capital		0.35
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	1,708,063
Net Capital Per Above	$	1,708,063

RICE, VOELKER, L.L.C.
Supplementary Information
December 31, 2019

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice, Voelker, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2019, Rice, Voelker, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice, Voelker, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2019, Rice, Voelker, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Rice, Voelker, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2019, Rice, Voelker, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

RICE, VOELKER, L.L.C.
Member NASD and SIPC
327 N. COLUMBIA ST.
COVINGTON, LOUISIANA 70433

TELEPHONE (985) 898-3477
FACSIMILE (985) 898-3498

Rice, Voelker, L.L.C.
Exemption Certification
For the Year Ended December 31, 2019

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Hubert Daigle, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Rice, Voelker, L.L.C..

1. Rice, Voelker, L.L.C. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (Cowen Execution Services L.L.C.), and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Rice, Voelker, L.L.C. met the above exemptive provisions throughout the most recent fiscal year without exception.

Signature

COO, CFO
Title

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

We have reviewed management's statements, included in the accompanying Rice, Voelker, LLC Exemption Report, in which (a) Rice, Voelker, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Rice, Voelker, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Rice, Voelker, LLC stated that Rice, Voelker, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rice, Voelker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rice, Voelker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 27, 2020